SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of November, 2004.

Contents:

Enclosure 1. Press release re: Trading Update.

Enclosure 1.

BioProgress PLC

18 November 2004

Press Release	18 November 2004

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Trading Update

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, has noted the recent volatility in its share price and as a result the Board of BioProgress feel that it is appropriate to issue a trading update.

Overview

Work is proceeding well with all our licensees and potential licensees including both Wyeth and FMC BioPolymer, and the potential market for SOLULEAVES(TM) products continues to grow strongly. Updates on these areas, as well as the Stanelco Fibre Optics Limited litigation and trading at BioTec Films, are provided below.

The Company anticipates a slightly reduced level of losses in the second half of the year compared to the pre-tax loss of £3.8 million reported in the Company’s interim results, resulting in an anticipated loss for 2004 of approaching £7 million. This loss includes exceptionally high legal, consultancy and other costs that are not expected to reoccur in subsequent years amounting to approximately £3.3 million for the year as a whole. Further substantial exceptional legal and professional costs relating to the Stanelco Fibre Optics Limited case have continued in the second half of the year. Administrative expenses were £4.4 million in the first half (2003: £0.4m) and are expected to be £7.5 million for the full year.

BioProgress expects to enter 2005 with in excess of £15 million cash on the balance sheet and the Company currently expects to meet its stated expectation of $50 million revenues between 2004 and 2006 from in-the-mouth dissolving films.

Wyeth

Further to the Company’s announcement in June 2004 Wyeth has now completed its initial due diligence process. This comprised of four elements: A review by Wyeth of the BioProgress XGEL(TM) and SWOLLO(TM) Intellectual Property (IP) and patent status to ensure there was freedom to operate a protectable position under any future licensing agreement. A review of Harro Hoefliger and an assessment of their capability and competence to build and supply SWOLLO(TM) machines. An inspection and review of the BioTec Films facility in Tampa including the supervision of film manufacture to satisfy themselves that the BioTec Films facility processes and controls were of an appropriate standard and finally that BioProgress had credible plans to scale up production and provide multi location production capability by 2006. This initial extensive due diligence is now satisfactorily completed. A product development programme has been continuing in parallel and detailed discussions on technology licensing are about to commence. For commercial reasons the specific product areas must remain confidential.

FMC BioPolymer

Work with FMC BioPolymer (‘FMC’) on NROBETM is proceeding well with comprehensive tests underway on a scale version of the machine that has been built by Harro Hoefliger. This first machine is designed to demonstrate the technology and generate valid data on specific pharmaceutical products which can be used in product license applications. This first machine will be extensively run, thoroughly tested and commissioned and then installed in the Farmasierra facility in Madrid, Spain, in early 2005. Farmasierra is FMC’s first choice European pharmaceutical contract manufacturer and the installation of the first machine will facilitate a programme of pharmaceutical product development in the NROBETM technology. It is anticipated that the first full scale NROBETM machine will then be ordered by FMC and delivered to Farmasierra during 2005 to enable full commercial production to commence.

Robin Mitchell, Business Director of the FMC BioPolymer business unit that is focusing on the commercialisation of the NROBETM technology, said: ‘FMC is very pleased with the progress of the NROBETM project which is on track and now entering a particularly exciting phase as we test a range of pharmaceutical products on the first NROBETM machine. The response to the technology following research with potential customers has been extremely encouraging.’

Stanelco Fibre Optics Limited litigation

Costs were awarded to BioProgress following the successful outcome of the Stanelco litigation and £181,000 interim costs have now been received from Stanelco. The insurance cover secured by BioProgress will also underwrite other elements of the costs, damages are yet to be assessed. The remaining costs and any damages will now not be received until after the final hearing which will now be after the end of the current financial year. Further substantial exceptional legal and professional costs relating to the case have continued in the second half of the year and no provision or accrual in the accounts is allowable as the courts award of costs and damages are yet to be quantified so will not make any contribution in the current year.

BioTec Films

The primary objective in acquiring the BioTec Film business (formerly certain assets of Aquafilm LLC) was to provide BioProgress with a film manufacturing facility quickly to satisfy licensees like FMC and potential licensees like Wyeth that BioProgress could produce and supply film. This is an essential element to enable the delivery of the real value in the business, the generation of film revenues for SWOLLO(TM), NROBE(TM), TABWRAP(TM), WAFERTAB(TM) and high value pharmaceutical applications for SOLULEAVES(TM).

The acquisition of Aquafilm in addition to its primary purpose of providing a fast track film production capability had the additional attraction of short term revenues and profits. At the time of the acquisition the management of Aquafilm could show customers and orders which supported forecasts of revenues of £4.5 million and a profit of £0.5 million in 2004.

A comprehensive review of the business and customer base took place following the acquisition. This resulted in a number of products and customers being dropped either because they were unprofitable or because the type of business did not fit with the BioProgress ethical policy, notably in the area of smoking related products.

In addition, it became necessary, in order to accelerate the process of commercialisation of NROBE(TM), SWOLLO(TM) and the other core BioProgress dosage form technologies, including production trials during the process of due diligence, to dedicate significant amounts of production line time and production capacity in the second half of 2004 away from revenue generating third party supplied products to BioProgress encapsulation technology films.

Significant development time was also allocated to reformulation and production testing of existing profitable US products, replacing certain ingredients approved in the US but not in Europe to enable the sales team led by Alan Clements to fulfil demand in the strongly growing European markets for in-the-mouth dissolving films.

The consequences of the diversion of plant capacity to these activities linked with the loss of capacity due to plant shutdowns caused by no less than three hurricanes. Is that revenues from BioTec Films are anticipated now for 2004 to be in the region of £2.2 million and BioTec films will show a loss of around £1 million in 2004.

Outlook

BioProgress expects to enter 2005 with in excess of £15 million cash on the balance sheet. Excluding exceptionals the annual cash burn is around £3 million if BioTec Films and Custom Pharmaceuticals are included; this is expected to rise by 2006 to £5 million.

There is a strong order book for BioTec Films for 2005 which includes Colgate whose Maxfresh toothpaste they have stated is performing exceptionally well. AXM Pharmaceuticals who will begin developing the Chinese market in 2005 and a number of anticipated significant product introductions into the European market following the reformulation work undertaken in 2004. There will also be several new customers, details of which we expect to announce during the next few weeks, who will also be contributing to revenues in 2005. The market for the SOLULEAVES(TM) products continues to grow strongly, particularly in Europe.

With the additional production capacity coming available through Custom Pharmaceuticals in 2005, the Company currently expects to meet its stated expectation of $50 million revenues between 2004 and 2006 from in-the-mouth dissolving films.

Graham Hind, Chief Executive of BioProgress plc, said: ‘Companies whose business model, like BioProgress, is based primarily on licensing agreements to generate revenues and profits are always dependent on their licensees in terms of the rate at which the technologies are commercialised. The licensee looks at the agreement as an eighteen to twenty year project and their corporate culture is often cautious wishing to research, analyse and in the early period of the license agreement, try to get the foundations right. This is frustrating for some of our Shareholders who like to see short term results.

‘It is however the successful commercialisation of our licensing agreements in partnership with major global companies, with the potential to revolutionise a global industry, which is the real value of this Company. The Board must take a long term view and if that means sacrificing some short term revenues and profits from the BioTec Films business, in order to further or accelerate the development of our core technologies or help create further licensing opportunities, that is clearly what should be done.

‘The successful litigation against Stanelco has been at a significant exceptional cost which will have a major impact on the Company’s 2004 results. However the benefits of the litigation against Stanelco extend beyond the anticipated highly positive damages and costs financial reward. The BioProgress business is based on the creation and protection of intellectual property and this court case sends out an important message that BioProgress is serious about protecting its intellectual property and looking after the interests of its licensees and Shareholders.

‘The recently announced LOCUM strategy will significantly reduce the costs of adding additional film production capacity. I would also like to take this opportunity to reiterate my personal commitment to BioProgress going forward and that it is my intention to lead the Company to deliver our stated strategy.

‘The Company is continuing to implement its business model and strengthen the management team in certain key areas, the Board is pleased about progress and the long term prospects continue to be excellent.’

- Ends -

Forward Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances.

Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results. An important factor that could cause the statements made in this release to differ is the possible impact of fluctuating exchange rates for the pounds sterling and the U.S. dollar. Other important factors pertinent to the business of the company that could cause actual results to differ are discussed under the caption ‘Forward-Looking Statements’ in the Company’s Form 20-F Annual Report for the year ended December 31, 2003 and in subsequent filings. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

For further information:

BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655674
grahamhind@bioprogress.com
www.bioprogress.com

UK Media enquiries:
Abchurch

Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7398 7700
heather.salmond@abchurch-group.com
www.abchurch-group.com

US Investor enquiries:
Taylor Rafferty
Andrew Saunders	Tel: +1 212 889 4350
andrew.saunders@taylor-rafferty.com
www.taylor-rafferty.com

Notes to editors:

BioProgress listed on AIM in May 2003 and on NASDAQ in October 2004, and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s portfolio comprises over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: November 18, 2004	Elizabeth Edwards
Chief Financial Officer